EXHIBIT 12
HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30,	2014	2013
	(dollars are in millions)
Income from continuing operations	$509	$771
Income tax expense	182	376
Income from continuing operations before income tax expense	691	1,147
Fixed charges:
Interest expense	804	1,060
Interest portion of rentals(1)	3	3
Total fixed charges	807	1,063
Total earnings from continuing operations as defined	$1,498	$2,210
Ratio of earnings to fixed charges	1.86	2.08
Preferred stock dividends(2)	$145	$145
Ratio of earnings to combined fixed charges and preferred stock dividends	1.57	1.83

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.